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                                                                    EXHIBIT 99.3

                                                                November 1, 2002


                              Hanaro Telecom, Inc.

          BOD Resolution on Foreign Investment in Hanaro Telecom, Inc.


      Hanaro Telecom, Inc. (the "Company") gives notice of the resolution passed by the board of directors of the Company on November 1, 2002, regarding the approval of the foreign investment in the Company, as follows:

1.    Type of Investment : Syndicated Loan

2.    Total Amount of Investment : USD700 million

3.    Maturity : 5 Years

4.    Lead Manager : JP Morgan and/or UBS Warburg

5.    Interest rate and method of interest payment are currently in negotiation.

6.    Conditions precedent

      - The company shall obtain a confirmatory letter for syndicated loan amounting to USD700 million by the closing date.

      - The Dacom consortium bidding in the auction for sale of Powercomm's major stake, shall not purchase such stake without the inclusion of Hanaro in the consortium.

      - The Company shall make such amendments to the Articles of Incorporation to allow the participation of investors in the Company's management.

7.    Participation of investors in the Company's management

      - Nomination of 6 directors (1 standing, 2 non-standing, 3 independent outside directors)

      -     Nomination of 1 non-representative director CFO

      -     Nomination of Co-CEO

8.    Delegation of Authority

      - All decision-making authority in relation to finalizing the conditions precedent, representations, warranties, and covenants in, and signing of, the Investment Agreement for foreign investment in Hanaro Telecom, Inc. and the execution of the transaction is delegated to the Representative Director
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            & CEO (including Acting CEO in the absence of CEO).

9.    Effectiveness of the BOD resolution

      - In the event that the Dacom consortium, excluding Hanaro, wins the auction for sale of Powercomm's major stake, the BOD resolution becomes null and void.

      - In the event that any transaction in relation to the rights issue is not executed by March 31, 2003, the BOD resolution becomes null and void.

10. The terms and conditions currently under negotiation, including the closing date, will be filed once such terms and conditions are finalized at a later date.

11.   Date of BOD resolution : Friday, November 1, 2002,
      Presence of outside directors : present (4), absent (1)
      Presence of auditor : present